Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No. 333-108036

The following communication was posted to the Hyperion Solutions Corporation website.

Hyperion-Brio Update: An Open Letter to Hyperion Customers

Dear Hyperion Customers,

This past July 23, we announced our intent to acquire Brio Software. Since that time, many customers, partners, and members of the financial community have reached out to us to let us know they support the acquisition and are excited by the prospect of a combined Hyperion and Brio. We’re delighted at the endorsements. They reinforce our belief that the acquisition will enable us to better serve customers at the same time we extend our lead in Business Performance Management.

We are also very encouraged by the progress being made in planning the integration of the two companies. And we’re pleased to inform you that the acquisition is on track — we expect the transaction to close October 16.

You have asked about our product plans going forward, and how the acquisition might affect your plans. We’ll be sharing a lot more information in the weeks and months after the close of the transaction, but in the interim can confirm a few key points:

First, Hyperion is committed to innovating and extending Brio’s products, and creating a clear integration with current products.

Business intelligence is an essential element for Business Performance Management and an important component of our ‘start anywhere’ strategy, because it is often the first step a company takes in moving away from ‘spreadsheet hell’ to a more controlled and collaborative environment to manage their operational performance.

A third thing to remember is that our integration teams are focused on three key areas in the near term, in order to deliver immediate benefit to customers and also partners:

•	Integrating Brio 8 products with Hyperion’s suite-based Business Performance Management applications, to enable customers to view rich operational data in context with their financial reports. We expect to complete this initiative before the end of the 2003 calendar year.

•	Integrating Brio Metrics Builder with the Hyperion Platform to create the next generation of content-driven applications and dashboards. Hyperion’s vision for enterprise metrics management will be unveiled coincident with the company’s integrated platform launch in January 2004.

•	Integrating Hyperion and Brio platform technologies to create a common environment, infrastructure and user interface that is configurable according to end user role and information access needs across the full spectrum of query, reporting, and analysis. Early product previews will be featured at Hyperion’s ‘Solutions’ user group conference in Chicago in the spring of 2004.

Hebert Diaz Flores, campus data administrator for the University of California at Davis sums up the value of the proposed acquisition, “The integration of Brio products and technology in the Hyperion product suite is a ‘win’ for the University of California at Davis. We expect tighter integration between the Brio query and reporting capabilities and the Hyperion BI platform will afford us improved visibility into our operations and higher returns from our Brio and Hyperion investments.”

Our objective in acquiring Brio is to help us deliver breakthrough performance everywhere and extend the value of Business Performance Management across all departments, from the boardroom to the frontlines. We hope you share our enthusiasm about the role Brio will play in helping us achieve our goals and to better serve you.

     To Learn More:

•	FAQ

•	Press Releases

•	September 10, 2003

•	September 9, 2003

•	July 23, 2003

•	Product Data Sheets

•	Hyperion Intelligence

•	Hyperion Metrics Builder

•	Hyperion SQR

•	Customer Success Story: Pfizer

•	Brio.com

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion's proposed acquisition of Brio Software, Hyperion's expected financial performance, as well as Hyperion's strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion's ability to successfully integrate Brio Software's operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion's and Brio Software's products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion's business and financial results is included in Hyperion's Annual Report on Form 10- K for the fiscal year ended June 30, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other reports filed by Hyperion with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Brio Software's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information About the Proposed Merger and Where You can Find It

Hyperion and Brio Software have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.